WINDTAMER CORPORATION
6053 Ely Avenue
Livonia, NY 14487

October 9, 2009

Via EDGAR

Russell Mancuso
Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	WindTamer Corporation
Registration Statement on Form S-1
Amended October 1, 2009
File No. 333-157304

Dear Mr. Mancuso:

In response to your letter dated October 5, 2009 (the “October 5 Letter”), WindTamer Corporation (“WindTamer” or the “Company”), provides the following responses to your comments in connection with your review of WindTamer’s Amendment No. 7 to the Registration Statement on Form S-1 filed October 1, 2009. Each response is keyed to the corresponding numbered paragraph in the October 5 Letter.

Along with this letter we are also filing via EDGAR Amendment No. 8 to the Registration Statement on Form S-1 (File No. 333-157304) (“Form S-1 Amendment No. 8”).  For the Staff’s convenience, we have also submitted a marked copy of the Form S-1 Amendment No. 8 to facilitate your review.

Our Agreement with an early stage company…, page 5

1.
Please expand your response to the first sentence of prior comment 1 to tell us why you believe that the disclosure was not required until you filed your Form 10-Q for the quarter ended June 30, 2009. In this regard, please tell us why you do not believe that the Option Agreement should have been disclosed on a Form 8-K within four business days after you entered into the agreement.

The Company acknowledges that the Option Agreement should have been disclosed on Form 8-K within four business days after it entered into the agreement and the Option Agreement should have been filed with the Commission no later than the filing of the Company’s Form 10-Q for the period ended June 30, 2009, which was filed on August 10, 2009.  As noted in the Company’s prior response to the staff’s comment 1, the Option Agreement was only disclosed to the Company’s Board of Directors, auditors and counsel in connection with preparing Amendment No. 6 to the Company's Registration Statement on Form S-1 filed with the Commission on September 16, 2009. As such, the Option Agreement was disclosed in the Company’s Form 10-Q/A filed with the Commission on September 16, 2009.

October 9, 2009

General Instruction B.3 to Form 8-K provides that “[i]f the registrant previously has reported substantially the same information as required by this form, the registrant need not make an additional report of the information on this form.”  Because the Option Agreement was disclosed in, and filed as an exhibit to, the Form 10-Q/A, the Company determined that a separate Form 8-K was not required on the same date.

2.	Your response to the second sentence of prior comment 1 appears to focus merely on "the accounting error" and not on:

•	the timeliness of filing a required exhibit, and

•	the timeliness of disclosure in your filings regarding the existence and effect of an agreement:

o	involving payments over $6,000,000 — an amount in excess of 30 times your total assets;

o	involving licensing of your intellectual property with exclusivity apparently beyond the "farms and industrial uses and development” previously disclosed; and

o	including specific pricing information when your then-existing disclosure had told investors that "the price and terms of the order are still to be determined.”

Therefore, we reissue the second sentence of prior comment 1.

[The second sentence of the staff’s prior comment 1 reads as follows: “Also tell us how any failure to timely provide this disclosure or file the exhibit affects your management’s decisions regarding the effectiveness of your disclosure controls and procedures.”]

In response to the second sentence from staff's prior comment 1, based on a subsequent evaluation of the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)), our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were not effective as of June 30, 2009.  This conclusion is based on the Company’s failure to timely disclose as a material agreement the Option Agreement between the Company and Alternative Wind Resources, LLC, dated April 29, 2009.

October 9, 2009

As such, the Company is filing Amendment No. 2 on Form 10-Q/A to its Form 10-Q for the period ending June 30, 2009 to disclose this determination and make other related disclosures.  The Company has also added the related risk factor entitled “If we fail to maintain an effective system of disclosure controls and procedures, we may not be able to accurately report information required to be disclosed by the Company under the Securities Exchange Act of 1934, as amended. As a result, current and potential shareholders could lose confidence in our public reporting, which could have a negative impact on our stock price” on page 8 of the Form S-1 Amendment No. 8.

The Company remains committed to improving its disclosure controls and procedures.  As part of this commitment, we have taken steps to improve our disclosure controls and procedures.  These steps include: (i) updating our disclosure controls and procedures to require that all agreements entered into by the Company be provided to multiple individuals within the Company for evaluation; (ii) requiring that management confer with the Company’s legal counsel and outside financial consultants when questions as to the materiality or disclosure requirements for agreements arise; and (iii) providing additional education to management regarding the Company’s reporting requirements and obligations.

Selling Stockholders, page 23

3.
We refer to the revised language in the penultimate paragraph of the opinion provided by counsel in response to comment 3 of our letter issued September 28, 2009. Please ask counsel to tell us why it addressed "remedies...based upon the non-provision of services by the Consultants under the Option Agreements" rather than whether WindTamer Corporation has any remedies, through forfeiture of securities or otherwise, if the consultants that received the options do not perform the anticipated services that were the consideration for the options, as requested in the second bullet point of comment 1 of our letter issued September 8, 2009.

Counsel for the Company believes that the language requested by the Staff (i.e. that the Company has no “remedies, through forfeiture of securities or otherwise, if the consultants that received the options do not perform the anticipated services that were the consideration for the options”) could be construed as an assumption that the anticipated services were consideration for the options.  As the Company has previously disclosed, the options were granted in consideration of the expectation of future services, and they do not include any requirements or conditions for the consultants to perform such services.    Under these circumstances, the opinion provided by our counsel (i.e. that “[t]he Company has no remedies, through forfeiture of securities or otherwise, based upon the non-provision of services by the Consultants under the Option Agreements”) was intended to address the issue raised by the staff, without implying that services were in fact consideration for the options.  After discussions with the Staff, counsel for the Company has agreed to remove the phrase “under the Option Agreements” from the opinion at issue.  A new legal opinion reflecting this change is provided to the Staff with this response letter.

*           *           *

October 9, 2009

In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any further questions.

Sincerely,
WINDTAMER CORPORATION

/s/ Gerald E. Brock

Gerald E. Brock
Chief Executive Officer